SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

686688-10-2
(CUSIP Number)

 Bronicki Investments Ltd.
5 Brosh Street, Yavne, Israel
Tel: +972-8-9436869
Attention: Ms. Yehudit Bronicki
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS Bronicki Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 686688-10-2	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS Lucien Bronicki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 686688-10-2	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS Yehudit Bronicki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Amendment No. 4 supplements and amends the statement on Schedule 13D filed on February 17, 2015 (the “Schedule 13D”), Amendment No. 1 filed on November 12, 2015, Amendment No. 2 filed on December 22, 2016 and Amendment No. 3 filed on May 9, 2017, each of which relates to shares of common stock, par value $0.001 per share (the "Shares") of Ormat Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6225 Neil Road, Reno, Nevada 89511.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D, “Identity and Background” is amended and restated to read as follows:

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1)
Bronicki Investments Ltd. ("Bronicki Investments") is a company incorporated in Israel. Bronicki Investments' principal business is various business investments, including investment in the Issuer. Bronicki Investments' business address is 5 Brosh Street, Yavne 81510, Israel. The sole directors and executive officers of Bronicki Investments are Lucien Bronicki and Yehudit Bronicki who have voting control over Bronicki Investments as described in Item 5 below.

(2)
Lucien Bronicki is a citizen of the State of Israel. Mr. Bronicki is a member of various business and philanthropic boards, including the board of directors of Bronicki Investments (as one of the two directors, the other being his wife, Ms. Yehudit Bronicki). Mr. Bronicki's address is 5 Brosh Street, Yavne 81510, Israel.

(3)
Yehudit Bronicki is a citizen of the State of Israel. Ms. Bronicki is a member of various business and philanthropic board of directors, including the board of directors of Bronicki Investments (as one of the two directors, the other being her husband, Mr. Lucien Bronicki). Ms. Bronicki's address is 5 Brosh Street, Yavne 81510, Israel.

(d)          None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 10.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D, "Purposes of Transaction" is amended by adding the following paragraphs:

The transactions contemplated by the Stock Purchase Agreement closed on July 26, 2017 (the "Closing"), pursuant to which Bronicki Investments sold all of its beneficial ownership in Shares of the Issuer to ORIX.  Prior to the Closing and pursuant to a Settlement Agreement dated July 17, 2017 between FIMI and Bronicki Investments (the "Settlement Agreement"), FIMI exercised the call option granted to them under the SPA and SHA, and purchased from Bronicki Investments an aggregate of 203,528 Shares of the Issuer for $27.52 per share, with such price determined in accordance with those agreements and paid on the Closing.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a), (b)    Bronicki Investments beneficially owns 0 Shares, representing approximately 0.00% of the outstanding Shares. Each of Lucien Bronicki and Yehudit Bronicki is a director of Bronicki Investments and shares voting and dispositive power over the Shares held by Bronicki Investments, and beneficially owns 20% of Bronicki Investments. Accordingly, they may be deemed to share beneficial ownership of the Shares held by Bronicki Investments. Each of Mr. Bronicki and Ms. Bronicki disclaims beneficial ownership of all Shares held by Bronicki Investments, except to the extent of his or her 20% interest in Bronicki Investments.

The Reporting Persons have acted in concert with FIMI in connection with the Agreements as defined and described in Item 4 of Schedule 13D.  Consequently, the Reporting Persons may be deemed to constitute a "group" with FIMI for purposes of Section 13(d) of the Exchange Act.

Neither the filing of the Schedule 13D and any amendments thereto nor any of the contents of such filings shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)          In addition to the transactions otherwise set forth herein, none of the Reporting Persons have effected any other transactions in the Shares in the past 60 days except that such Reporting Persons consummated the following open market purchase and sale transaction on the New York Stock Exchange:

Date	Purchase or Sale	Number of Shares	Price per Share
July 13, 2017	Purchase	51	$56.94
July 18, 2017	Sale	51	$57.701

(d)          Each of Yoram Bronicki, Youval Bronicki and Michal Cath, who are the children of the Lucien and Yehudit Bronicki, beneficially owns 20% of Bronicki Investments, and accordingly they may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons. However, each of Yoram Bronicki, Youval Bronicki and Michal Cath does not have voting or dispositive power over the Shares held by Bronicki Investments, and each disclaims beneficial ownership of all such Shares, except to the extent of his or her pecuniary interest therein.

(e)          On July 26, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” is amended by adding the following paragraph:

A Settlement Agreement was entered into on July 17, 2017 between FIMI and Bronicki Investments, as further described in Item 4, herein.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibit 1-
Share Exchange Agreement and Plan of Merger, dated November 10, 2014, by and among the Issuer, Ormat Industries and Ormat Systems (incorporated herein by reference to Exhibit 2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 2 -
Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 3 -
Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 4 -
Escrow Agreement, dated as of February 10, 2015 by and among the Issuer, FIMI, Bronicki Investments and the Escrow Agent (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed on February 17, 2015).

Exhibit 5 -
Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and FIMI (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 6 -
Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 7 -
Amended and Restated Shareholders Rights Agreement, dated as of November 10, 2014 by and among Bronicki Investments and FIMI (incorporated herein by reference to Exhibit 7 to the Schedule 13D filed on February 17, 2015).

Exhibit 8 -
Share Purchase Agreement, dated as of March 16, 2012 by and among Bronicki Investments and FIMI, and an amendment no.1 thereto dated May 22, 2012 (incorporated herein by reference to Exhibit 8 to the Schedule 13D filed on February 17, 2015).

Exhibit 9 -
Registration Rights Agreement dated as of February 12, 2015 by and among the Issuer, Bronicki Investments and FIMI (incorporated herein by reference to Exhibit 9 to the Schedule 13D filed on February 17, 2015).

Exhibit 10 -	Joint Filing Agreement, dated as of February 17, 2015 (incorporated herein by reference to Exhibit 10 to the Schedule 13D filed on February 17, 2015).

Exhibit 11 -	Resolution of the Board of Directors of Bronicki Investments Ltd., dated as of November 12, 2015 (incorporated herein by reference to Exhibit 11 to the Schedule 13D filed on November 12, 2015).

Exhibit 12 -
Stock Purchase Agreement dated as of May 4, 2017 by and among, ORIX Corporation, Bronicki Investments Ltd., FIMI ENRG, Limited Partnership, FIMI ENRG, L.P., Isaac Angel and Doron Blachar (incorporated herein by reference to Exhibit 11 to the Schedule 13D filed by FIMI IV 2007 Ltd., FIMI ENRG, L.P., FIMI ENRG, Limited Partnership, and Ishay Davidi on May 5, 2017).

Exhibit 13 -	Settlement Agreement dated as of July 17, 2017 by and among Bronicki Investments and FIMI.

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2017
Bronicki Investments Ltd.
By:	/s/ Yehudit Bronicki
Name: Yehudit Bronicki* Title: Director

Lucien Bronicki
By:	/s/ Lucien Bronicki

Yehudit Bronicki
By:	/s/ Yehudit Bronicki

* Signature duly authorized by resolution of the Board of Directors, the text of which is attached as Exhibit 11 to this Schedule 13D.